SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of March 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

- more -

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated March 2, 2006

MARSULEX REPORTS RESULTS FOR FOURTH QUARTER 2005 AND YEAR-END2005

TORONTO, Canada, March 2, 2006 -- Marsulex Inc. (TSX: MLX) today announced results for the three months and year ended December 31, 2005. Revenue for the year was $166.5 million compared with $137.0 million in 2004, an increase of 21.5% and gross profit was $61.0 million compared with $48.9 million in 2004, an increase of 24.7%. Earnings before income taxes in 2005 were $5.4 million compared with $1.7 million in 2004.  Net earnings were $1.4 million ($0.04 per share basic) compared to net earnings of $4.9 million for the previous year ($0.15 per share basic). Net earnings for 2005 included income tax expense of $4.0 million compared with an income tax recovery of $3.2 million in 2004.

Revenue for the three months ended December 31, 2005 was $47.5 million compared with $34.3 million in the same period in 2004 and gross profit was $17.2 million for the quarter compared to $13.2 million. Earnings before income taxes in the fourth quarter were $1.6 million compared with a loss of $2.8 million in 2004. The Company had a net loss of $0.4 million ($0.01 per share basic) in the fourth quarter compared with net earnings of $1.9 million ($0.06 per share basic) for the same period in 2004. Income tax expense in the fourth quarter of 2005 was $2.1 million, which included approximately $1.8 million in future tax expense relating mainly to higher Quebec income tax rates that were substantively enacted in November 2005.

Marsulex President and Chief Executive Officer, Mr. Laurie Tugman, said, “The key drivers for Marsulex’s improvement in 2005 were the commencement of the revenue stream from the Fort McMurray facility which began in January 2005, and the acquisition of Stablex that was completed in August 2005. Our other businesses all performed well, with improvements in the base business impacted by higher energy costs and the stronger Canadian dollar.”

Highlights of 2005

•

The revenue stream from the Fort McMurray facility commenced in January 2005.

•

The acquisition in August of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal.

•

Construction of the approximately 50% expansion of the Company’s Montreal plant continued, with completion expected by mid-2006. The plant provides services to the Petro-Canada and Shell oil refineries in East Montreal.

•

Western Markets had another strong year, continuing the solid results posted in 2004.

•

Power Generation Group signed several new contracts for projects in China; Marsulex opened an office in Beijing to support licensees and customers.

Mr. Tugman said the most significant event of 2005 was the Stablex acquisition. “Not only did this add a successful, well-established operation to Marsulex, it also demonstrated our application of a broader growth strategy, which is to leverage our core capabilities of being reliable and efficient operators of small to medium size chemical plants.”

Operating Group Results

Industrial Services Group (formerly Refinery Services Group) produced gross profit of $33.9 million for 2005 compared with $22.5 million for 2004. These results reflected the commencement of the revenue stream from Fort McMurray in January 2005 and the acquisition of Stablex that was completed on August 16, 2005.

The Western Markets Group reported gross profit of $21.9 million for 2005, compared with $21.5 million for 2004. The improvement, which was posted after a strong performance in 2004, reflected higher sales of water treatment chemicals as a result of heavy rains in Alberta and Saskatchewan during the second quarter.

Gross profit for the Power Generation Group for 2005 was $5.2 million compared with $4.8 million last year, reflecting fees earned from licensees and the projects in China.

With respect to the fourth quarter operating results, Mr. Tugman said, “The contributions from Fort McMurray and Stablex accounted for the year-over-year improvement. The Stablex gross profit of $3.8 million for the fourth quarter reflected the seasonality factor of the business where activity on remediation projects slows during the winter months as material freezes. High energy costs continued to impact Industrial Services’ spent acid regeneration business, although these can generally be recovered in future periods through contractual pass throughs of the costs.”

Mr. Tugman said growth in 2006 would largely be from the contribution of Stablex for a full year and from the Montreal plant expansion that is expected to begin contributing to earnings in the second half of 2006. Mr. Tugman noted that under the agreements with the two refiners in Montreal, fees relating to the plant expansion began in January 2006, but revenue recognition and related earnings are not expected to commence until the third quarter of 2006.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control and industrial hazardous waste streams, and a producer and marketer of sulphur-based industrial and water treatment chemicals. The Company’s services and products are provided to a broad base of customers in a wide range of industries. Website: www.marsulex.com.

A conference call with analysts and portfolio managers to review the fourth quarter and annual 2005 results will be webcast live on www.marsulex.com and www.newswire.ca on Friday, March 3, 2006 at 10:00 a.m. Eastern Standard Time.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin
President and CEO

Chief Financial Officer

Tel: (416) 496-4178

Tel: (416) 496-4164

MARSULEX INC.

Consolidated Balance Sheets (unaudited)

(In thousands of dollars)

	December 31, 2005	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$ 12,749	$ 30,922
Cash held in trust	10,268	6,397
Accounts receivable	27,924	21,896
Due from Chemtrade Logistics	--	900
Inventories	2,419	1,266
Future tax asset	544	154
Prepaid expenses and other assets	4,056	2,155
	57,960	63,690

Long-term portion of cash held in trust	--	7,500
Property, plant and equipment	206,314	152,432
Deferred charges and other assets, net of amortization (note 4)	5,213	986
Intangible assets (note 5)	29,483	2,625
Goodwill	75,430	45,544
	$ 374,400	$ 272,777

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 16,921	$ 10,564
Accrued liabilities	21,346	19,281
Income taxes payable	1,077	60
Interest payable	198	122
Current portion of deferred revenue	1,868	1,015
Current portion of long-term debt (note 3)	1,641	1,526
	43,051	32,568

Long-term debt (note 3)	177,126	111,612
Deferred revenue	5,814	2,703
Employee future benefits	2,186	1,330
Other liabilities	9,795	8,508
Future tax liability	29,537	14,222

Shareholders’ equity:
Capital stock (note 10)	60,093	57,973
Retained earnings	44,611	43,190
Foreign currency translation adjustment	2,187	671
	106,891	101,834
	$ 374,400	$ 272,777

Subsequent event note 10(b)

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(In thousands of dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Revenue	$ 47,525	$ 34,314	$ 166,456	$ 137,022
Cost of sales and services	30,278	21,137	105,459	88,155
Gross profit	17,247	13,177	60,997	48,867

Selling, general, administrative and other costs	6,478	9,615	21,116	23,342
Loss on disposal of property, plant and equipment	--	--	--	57
Depreciation	5,722	4,500	21,563	16,907
Amortization of deferred charges and intangible assets	1,340	173	2,641	708
Unusual items	(370)	549	1,718	657
Foreign exchange (gain) loss on monetary items	(103)	(147)	118	(61)
Foreign exchange (gain) loss on long-term debt	73	--	(555)	--
Interest expense	3,481	2,504	11,598	10,569
Interest capitalized	(768)	(994)	(1,693)	(4,252)
Interest income	(235)	(247)	(936)	(756)
Earnings (loss) before income taxes	1,629	(2,776)	5,427	1,696

Income taxes (recovery):
Current	(386)	(798)	577	507
Future	2,442	(3,857)	3,429	(3,711)
	2,056	(4,655)	4,006	(3,204)
Net earnings (loss)	$ (427)	$ 1,879	$ 1,421	$ 4,900

Earnings (loss) per share:
Basic	$ (0.01)	$ 0.06	$ 0.04	$ 0.15
Diluted	$ (0.01)	$ 0.06	$ 0.04	$ 0.15

Consolidated Statements of Retained Earnings (unaudited)

(In thousands of dollars)

	2005	2004

Retained earnings, beginning of year:	$ 43,190	$ 38,290

Net earnings	1,421	4,900
Retained earnings, end of period	$ 44,611	$ 43,190

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(In thousands of dollars)

	Three months ended December 31,	Year ended December 31,
	2005	2004	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$ (427)	$ 1,879	$ 1,421	$ 4,900
Items not affecting cash:
Depreciation	5,722	4,500	21,563	16,907
Loss on disposal of property, plant and equipment	--	--	--	57
Non-cash unusual items	--	422	1,913	422
Amortization of deferred charges and intangible assets	1,340	173	2,641	708
Foreign exchange (gain) loss on long-term debt	73	--	(555)	--
Future income taxes (recovery)	2,442	(3,857)	3,429	(3,711)
Accretion of asset retirement obligations	(22)	18	89	73
Other non-cash items	(234)	225	(68)	294

(Increase) decrease in non-cash operating working capital	(5,451)	7,783	(2,708)	5,529
Cash provided by operating activities	3,443	11,143	27,725	25,179

Financing activities:
Increase in long-term debt	--	--	70,000	--
Repayment of long-term debt	(392)	--	(1,526)	--
Issuance of common stock (note 10)	8	--	2,120	--
	(384)	--	70,594	--

Investing activities:
Proceeds on disposal of property, plant and equipment	--	52	--	26
Arbitration settlement	--	--	1,474	--
Additions to property, plant and equipment	(17,175)	(7,397)	(48,168)	(14,627)
Decrease (increase) in deferred charges	(857)	54	(883)	140
Acquisition, net of cash acquired (note 3)	(548)	--	(70,633)	--
Increase in deferred financing costs	--	--	(2,555)	--
Decrease in cash held in trust	927	253	3,629	3,674
Decrease in other assets	--	--	900	900
	(17,653)	(7,038)	(116,236)	(9,887)

Foreign exchange gain (loss) on cash held in foreign currency	143	(535)	(256)	(745)

Increase (decrease) in cash and cash equivalents	(14,451)	3,570	(18,173)	14,547

Cash and cash equivalents – beginning of period	27,200	27,352	30,922	16,375

Cash and cash equivalents – end of period	$ 12,749	$ 30,922	$ 12,749	$ 30,922

Supplemental cash flow information:
Interest paid	$ 5,657	$ 4,352	$ 11,771	$ 10,569
Income taxes paid, net of refunds	78	313	593	832

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

1.

Basis of presentation:

The unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2.

Changes to Significant Accounting policies as described in the 2004 Annual Report:

(a)

Property, plant and equipment:

Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or, where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts which range from two to 25 years.

Costs related to facilities and equipment under construction are not depreciated until the facilities and equipment are substantially completed and ready for commercial use. The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming available for operation.

(b)

Intangible assets:

Intangibles include the estimated value at the date of acquisition of identifiable intangibles such as long-term customer relationships, technology, certificates and permits, a trade name, and the cost of other intangible assets. These assets are amortized a period of 3 years to 13 years.

(c)

Deferred charges:

Deferred charges primarily include deferred financing costs and placement cells.

Deferred financing costs represent expenditures incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements.

Placement cells include expenditures relating to the excavation and related infrastructure costs of placement cells. These costs are amortized based upon the volume of industrial waste processed for disposal, as these relate to the remaining capacity of the placement cell.

3.

Acquisition:

On August 16, 2005, the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The purchase price was $71,165,000 before acquisition costs of approximately $2,525,000 financed through amounts drawn on new credit facilities entered into by the Company. The results of operations have been consolidated from the date of acquisition.

3.

Acquisition (continued):

The acquisition has been accounted for using the purchase method of accounting. The purchase price allocation, including acquisition costs, is as follows:

(In thousands of dollars)
Cash	$ 1,878
Current assets	6,482
Future tax assets	876
Property, plant and equipment	24,318
Placement cells	1,289
Intangibles	29,028
Goodwill	31,170
Current liabilities	(6,854)
Other long-term liabilities	(2,054)
Future tax liabilities	(12,443)
Total Purchase Price	$ 73,690

The purchase price equation includes $1,178,900 for expenditures accrued but not yet paid as of December 31, 2005.

4.

Deferred Charges:

(In thousands of dollars)
	2005	2004

Deferred financing costs	$ 2,817	$ 856
Placement cells	2,223	--
Other	173	130
	$ 5,213	$ 986

Accumulated amortization amounted to $4,437,000 and $4,138,000 at December 31, 2005 and 2004, respectively.

5.

Intangibles:

(In thousands of dollars)			December 31, 2005
	Cost	Accumulated amortization	Net Book Value

Technology	$ 4,600	$ 229	$ 4,371
Customer relationships	11,701	1,686	10,015
Certificates and permits	13,400	834	12,566
Trade name	1,100	82	1,018
Other intangible assets	1,728	215	1,513
	$ 32,529	$ 3,046	$ 29,483

(In thousands of dollars)			December 31, 2004
	Cost	Accumulated amortization	Net book value

Contractual customer relationships	$ 3,501	$ (876)	$ 2,625

6.

Long-term debt:

Long-term debt outstanding is as follows:

(In thousands of dollars)	December 31,	December 31,
	2005	2004

Senior Secured Term Loan – maturing 2008 (note 6)
6.87% U.S. LIBOR loan (U.S. $15,000,000)	$ 17,488	$ --
5.90% Cdn. Bankers’ Acceptance loan	51,500	--
6.50% Cdn. Prime rate loan	457	--

Long-term Loan
7.30%, maturing 2019	38,474	40,000

Senior Subordinated Notes:
9.625% U.S. $60,766,000, maturing 2008	70,848	73,138
Total debt	178,767	113,138

Less current portion	1,641	1,526
	$ 177,126	$ 111,612

Senior Secured Term Loan:

On August 16, 2005, Marsulex entered into a $100,000,000 credit agreement with a syndicate of banks and incurred $2,555,000 in related financing costs. The agreement provides for an $80,000,000 Senior Secured Term Loan and a $20,000,000 Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008.

$70,000,000 of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The remaining $10,000,000 of the Term Loan remains undrawn at the end of the year and is available for general corporate purposes until August 16, 2006, after which undrawn amounts will be cancelled.

The Revolving Credit Facility has been established for general corporate purposes and remained undrawn at the end of the year.

The Term Loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A portion of the Senior Secured Term Loan is denominated in U.S. dollars and has been translated into Canadian dollars at rates in effect at the balance sheet date.

Interest is paid monthly with quarterly mandatory principal repayments for the term loan beginning on September 30, 2007 until maturity as follows:

(In thousands of dollars)
September 30, 2007	$ 6,670
December 31, 2007	6,670
March 31, 2008	6,670
June 15, 2008	49,435
$ 69,445

7.

Unusual items:

Consolidated Statements of Operations

(In thousands of dollars)	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Loss on arbitration settlement	$ --	$ --	$ 1,913	$ --
Loss on disposal of parts and service business and other assets	--	--	--	155
Other unusual items	(370)	549	(195)	502
Total unusual items	$ (370)	$ 549	$ 1,718	$ 657

Consolidated Statements of Cash Flows

(In thousands of dollars)	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Loss on arbitration settlement	$ --	$ --	$ 1,913	$ --
Other unusual items	--	422	--	422
Total unusual items	$ --	$ 422	$ 1,913	$ 422

Arbitration settlement:

During the third quarter the arbitration with Holcim Inc. was settled. The Company was awarded U.S. $1,250,000 (C$1,474,000) resulting in an unusual loss of $1,913,000.

8.

Stock-based compensation:

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(In thousand of dollars, except per share amounts)	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Net earnings (loss) as reported	$ (427)	$ 1,879	$ 1,421	$ 4,900
Adjustment for cost of stock options	--	18	12	72
Pro forma net earnings (loss)	$ (427)	$ 1,861	$ 1,409	$ 4,828

Pro forma basic earnings (loss) per share	$ (0.01)	$ 0.06	$ 0.04	$ 0.15
Pro forma diluted earnings (loss) per share	$ (0.01)	$ 0.06	$ 0.04	$ 0.15

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

9.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ended December 31,				Year ended December 31,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(In thousand of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Service cost	$ 193	$ 125	$ 5	$ 16	$ 544	$ 375	$ 21	$ 20
Interest cost	172	136	9	2	583	460	36	49
Expected return on plan assets	(254)	(109)	--	--	(596)	(442)	--	--
Amortization of transition obligations (assets)	(12)	(16)	5	2	(65)	(65)	10	25
Amortization of actuarial and investment (gain) loss	37	(11)	(2)	(19)	9	29	--	--
Post retirement benefits expense	$ 136	$ 125	$ 17	$ 1	$ 475	$ 357	$ 67	$ 94

10.

Capital stock:

(a)

During the quarter the Company issued 2,167 common shares for cash proceeds of $7,950. During 2005, the Company issued 713,500 common shares for cash proceeds of $2,120,200 upon the exercising of stock options.

(b)

Subsequent to December 31, 2005, the Company issued 190,000 common shares for cash proceeds of $883,500 upon the exercise of stock options.

11.

Business segments:

The Company's activities are divided into four reportable segments. On December 31, 2005, the business segment formerly named Refinery Services was re-named Industrial Services to reflect the broader operations of the segment following the Stablex acquisition. The three operating segments are: Industrial Services (formerly Refinery Services), Western Markets, and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is Western Canada.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

11.

Business segments (continued):

Schedule of business segments

For the three months ended December 31	Industrial Services		Western Markets		Power Generation		Corporate Support		Total
(In thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 29,637	$ 18,227	$ 13,940	$ 13,232	$ 3,948	$ 2,855	$ --	$ --	$ 47,525	$ 34,314
Gross profit	$ 10,182	$ 5,012	$ 5,391	$ 5,984	$ 1,674	$ 2,181	$ --	$ --	$ 17,247	$ 13,177
SGA, including foreign exchange gains (losses)	2,129	447	469	363	1,088	1,065	2,762	7,593	6,448	9,468
Unusual items	--	--	--	--	(370)	--	--	549	(370)	549
Earnings (loss) before the undernoted	$ 8,053	$ 4,565	$ 4,922	$ 5,621	$ 956	$ 1,116	$ (2,762)	$ (8,142)	$ 11,169	$ 3,160
Depreciation	5,049	3,655	601	592	20	198	52	55	5,722	4,500
Amortization of deferred charges and intangible assets	1,386	665	--	--	--	--	(46)	(492)	1,340	173
Interest expense	--	--	--	--	--	--	3,481	2,504	3,481	2,504
Interest capitalized	--	--	--	--	--	--	(768)	(994)	(768)	(994)
Interest income	--	--	--	--	--	--	(235)	(247)	(235)	(247)
Earnings (loss) before income taxes	$ 1,618	$ 245	$ 4,321	$ 5,029	$ 936	$ 918	$ (5,246)	$ (8,968)	$ 1,629	$ (2,776)
Capital expenditures	$ 16,477	$ 6,876	$ 500	$ 414	$ --	$ 26	$ 198	$ 81	$ 17,175	$ 7,397

Schedule of business segments

For the year ended December 31	Industrial Services		Western Markets		Power Generation		Corporate Support		Total
(In thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$ 97,274	$ 73,890	$ 57,192	$ 54,590	$ 11,990	$ 8,542	$ --	$ --	$ 166,456	$ 137,022
Gross profit	$ 33,894	$ 22,508	$ 21,912	$ 21,523	$ 5,191	$ 4,836	$ --	$ --	$ 60,997	$ 48,867
SGA, including foreign exchange gains (losses)	4,550	2,083	1,865	1,398	4,038	4,313	10,226	15,487	20,679	23,281
Unusual items	--	--	--	--	1,718	155	--	502	1,718	657
Earnings (loss) before the undernoted	$ 29,344	$ 20,425	$ 20,047	$ 20,125	$ (565)	$ 368	$ (10,226)	$ (15,989)	$ 38,600	$ 24,929
Depreciation, including loss on disposal	18,474	13,517	2,367	2,294	515	892	207	261	21,563	16,964
Amortization of deferred charges and intangible assets	2,167	657	--	--	--	--	474	51	2,641	708
Interest expense	--	--	--	--	--	--	11,598	10,569	11,598	10,569
Interest capitalized	--	--	--	--	--	--	(1,693)	(4,252)	(1,693)	(4,252)
Interest income	--	--	--	--	--	--	(936)	(756)	(936)	(756)
Earnings (loss) before income taxes	$ 8,703	$ 6,251	$ 17,680	$ 17,831	$ (1,080)	$ (524)	$ (19,876)	$ (21,862)	$ 5,427	$ 1,696
Total assets before goodwill and intangible assets	$ 208,931	$ 140,320	$ 30,275	$ 31,387	$ 3,061	$ 5,374	$ 27,220	$ 47,527	$ 269,487	$ 224,608
Goodwill and intangible assets, net of accumulated amortization	94,595	37,662	4,468	4,468	5,850	6,039	--	--	104,913	48,169
Total assets	$ 303,526	$ 177,982	$ 34,743	$ 35,855	$ 8,911	$ 11,413	$ 27,220	$ 47,527	$ 374,400	$ 272,777
Capital expenditures	$ 47,136	$ 13,634	$ 771	$ 835	$ --	$ 26	$ 261	$ 132	$ 48,168	$ 14,627
Additions to goodwill	$ 31,170	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 31,170	--

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the fiscal period ended December 31, 2005 and includes material information available to February 27, 2006. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes. Effective with this MD&A and the consolidated financial statements and accompanying notes for the year ended December 31, 2005 the business segment formerly named Refinery Services was re-named Industrial Services to reflect the broader operations of the segment following the Stablex acquisition.

OVERVIEW OF 2005

♦

Revenue for 2005 was $166.5 million compared to $137.0 million in 2004, an increase of 21.5%.

♦

Gross profit for 2005 was $61.0 million compared to $48.9 million in 2004, largely reflecting increased profits from Industrial Services (formerly Refinery Services). Gross profit for Western Markets and Power Generation were essentially comparable to 2004.

♦

Earnings before income taxes in 2005 were $5.4 million, which included an unusual loss of $1.7 million largely due to the Holcim arbitration settlement. This compares with $1.7 million in 2004, which included the cost of the senior management change. The improved operating results were offset by the higher depreciation, amortization and interest costs relating to the acquisition of Stablex.

♦

Net earnings for 2005 were $1.4 million compared to $4.9 million in 2004, the decrease reflecting income tax expense of $4.0 million in 2005 compared to an income tax recovery of $3.2 million in 2004.

♦

The revenue stream from the Fort McMurray facility commenced in January 2005. Since completion in 2003, the plant has been maintained in readiness for commissioning and start-up when the overall Syncrude Upgrader Expansion (UE-1) project is completed.

♦

The acquisition of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, was completed on August 16, 2005 for a purchase price of $71.2 million before acquisition costs of approximately $2.5 million.

♦

The increase in Industrial Services Group gross profit largely reflected the contribution from Fort McMurray of $7.9 million and the contribution of Stablex from the date of acquisition of $5.9 million. Increased revenue from improved volumes in spent acid regeneration was offset by higher energy costs and the negative impact of the stronger Canadian dollar in 2005 compared to 2004. The higher energy costs can generally be recovered through contractual cost pass throughs in the future.

♦

Work on construction of the expansion of the Company’s Montreal facility continued throughout the year. The project, which will expand the existing facility by approximately 50%, is expected to be completed by mid-2006 and begin contributing to revenue and earnings in the second half of 2006.

♦

The Power Generation Group added several more projects for traditional flue gas desulphurization systems in China. Marsulex opened an office in Beijing to provide additional support to licensees and customers.

RESULTS OF OPERATIONS

Selected Financial Information

(In millions of dollars, except per share amounts)	2005	2004	2003

Revenue	166.5	137.0	135.0
Gross profit	61.0	48.9	48.4
Selling, general, administrative, and other costs	21.1	23.3	19.7
Foreign exchange losses (gains) on monetary items	0.1	(0.1)	(2.1)
Foreign exchange gain on long-term debt	(0.5)	--	--
Depreciation, including losses on disposals	21.6	17.0	15.7
Amortization of deferred charges and intangible assets	2.6	0.7	0.7
Unusual items, losses	1.7	0.7	1.4
Net interest expense 1	9.0	5.6	5.3

Earnings before income taxes	5.4	1.7	7.7
Net earnings	1.4	4.9	6.9
Basic earnings per share 2	0.04	0.15	0.22
Cash generated from operations before non-cash changes in working capital	30.4	19.7	24.5
Changes in non-cash operating working capital	(2.7)	5.5	5.0
Cash provided by operations	27.7	25.2	29.5

Cash and cash equivalents, including total cash held in trust	23.0	44.8	34.0
Long-term debt, including current portion	178.8	113.1	119.2

1.

Net interest expense is calculated as interest expense net of interest capitalized and interest income.

2.

The weighted average number of common shares outstanding was 32,409,898 for 2005, 31,696,398 for 2004 and 31,572,737 for 2003.

Industrial Services
(In millions of dollars)	2005	2004	2003

Revenue	97.3	73.9	71.5
Gross profit	33.9	22.6	27.2
Total assets	303.5	178.0	182.3
Capital expenditures [1]	47.1	13.7	31.6

Western Markets
(In millions of dollars)	2005	2004	2003

Revenue	57.2	54.6	54.3
Gross profit	21.9	21.5	18.3
Total assets	34.8	35.9	37.3
Capital expenditures [1]	0.8	0.8	0.6

Power Generation
(In millions of dollars)	2005	2004	2003

Revenue	12.0	8.5	9.2
Gross profit	5.2	4.8	2.9
Total assets	8.9	11.4	11.9
Capital expenditures [1]	--	--	0.1

Corporate Support
(In millions of dollars)	2005	2004	2003

Revenue	--	--	--
Gross profit	--	--	--
Total assets	27.2	47.5	39.0
Capital expenditures [1]	0.3	0.1	0.3

Consolidated Total
(In millions of dollars)	2005	2004	2003

Revenue	166.5	137.0	135.0
Gross profit	61.0	48.9	48.4
Total assets	374.4	272.8	270.5
Capital expenditures [1]	48.2	14.6	32.6

1.

Capital expenditures from operations excluding acquisitions.

Revenue

The Company provides industrial services, including the processing, removal, treatment and disposal of inorganic hazardous waste; the distribution and sale of the by-products resulting from compliance services; and production and sale of industrial and water treatment chemicals to customers in western Canada.

The Industrial Services Group provides the following types of industrial services:

♦

Regeneration of spent acid at the Toledo facility;

♦

Acid gas processing at the Montreal facility;

♦

Conversion of molten sulphur into prilled sulphur at the Company’s west coast prilling operations in the U.S.;

♦

By-product processing and marketing at the new Fort McMurray facility once Syncrude’s overall UE-1 project is completed; and,

♦

Treatment and disposal of inorganic hazardous waste at the Stablex facility.

The volumes processed by the Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months.

Western Markets earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and waste-water treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, hydrogen sulphide and sulphur. The demand for the Group’s products may experience seasonal fluctuations. For example, the demand from the Group’s municipal customers for water treatment chemicals peaks during the spring "run off" and summer seasons.

The activities associated with Power Generation include the design of pollution control equipment, engineering and project management services, and the licensing of technology.

In 2005, consolidated revenue was $166.5 million, up $29.5 million or 21.5%, from $137.0 million in 2004. The increase was due largely to the fees earned from Industrial Services’ Fort McMurray facility and revenues contributed by Stablex.

Consolidated revenue was $137.0 million for 2004, compared to $135.0 million in 2003, an increase of $2.0 million or 1.5%.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

Revenue for the Group was $97.3 million in 2005 compared to $73.9 million in 2004, an increase of 31.7% and was largely the result of the fees earned from the Fort McMurray facility ($9.1 million) that started in January of 2005 as well as Stablex revenue included since the date of acquisition. The revenue from the increased volumes at the Toledo facility was largely offset by the impact of foreign exchange. The Company continues to maintain the Fort McMurray facility in readiness for commissioning and start-up when Syncrude’s overall Upgrader Expansion project is completed.

Industrial Services’ revenue in 2004 was $73.9 million, up $2.4 million or 3.4% from 2003.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is western Canada.

Revenue for Western Markets in 2005 was $57.2 million, up $2.6 million from revenue of $54.6 million in 2004 reflecting the unusually high demand for water treatment chemicals as a result of the heavy rains experienced in Alberta and Saskatchewan in 2005.

Western Markets’ revenue in 2004 was $54.6 million, up $0.3 million from revenue of $54.3 million in 2003.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

Revenue for Power Generation was $12.0 million in 2005, up $3.5 million or 41.2% from $8.5 million in 2004, primarily reflecting the timing of activities relating to projects as well as fees earned during the year.

In 2004, revenue for Power Generation was $8.5 million compared to $9.2 million for the same period in 2003, a decrease of $0.7 million. The decrease was primarily the result of revenues earned from the new projects as well as the licensing activity in 2004, compared to the revenues from the Shajiao project that was completed in 2003.

Gross Profit

Gross profit in 2005 was $61.0 million, or 36.6% of revenue, compared to gross profit in 2004 of $48.9 million or 35.7% of revenue. The increase largely reflects the fees earned from the Fort McMurray facility and the contribution of Stablex since the date of acquisition.

Industrial Services’ gross profit in 2005 was $33.9 million compared to $22.6 million for 2004, a 50% increase and largely reflecting the $7.9 million and $5.9 million contributions from Fort McMurray and Stablex, respectively. It also reflects an increase in spent acid regenerated at the Toledo Facility resulting from higher demand during the period as well as lower volumes processed in 2004. These increases were offset by the approximate $1.5 million impact of the lag in the recovery of the higher energy costs and the approximate $1.0 million negative impact of foreign exchange.

Western Markets’ gross profit in 2005 was $21.9 million compared to $21.5 million in 2004, an increase of $0.4 million, largely reflecting higher demand for water treatment chemicals due to unusually high rainfall.

Gross profit for Power Generation in 2005 was $5.2 million compared to $4.8 million in 2004, a $0.4 million increase, largely the result of the fees earned during the year and the contribution from the projects in China.

Consolidated gross profit in 2004 of $48.9 million, or 35.7% of revenue, was comparable to the gross profit reported in 2003 of $48.4 million, or 35.9% of revenue.

Industrial Services’ gross profit in 2004 was $22.6 million compared to $27.2 million in 2003, a 16.9% decline and the result of the expected reduction in prilled sulphur margins and the impact of foreign exchange. Increased production of spent acid was expected to somewhat offset the return to historical conditions for prilled sulphur. However, the failure of the alkylation units of the Toledo facility’s two largest customers in the first quarter of 2004 had an adverse impact that could not be recovered in the balance of 2004.

Gross profit for the Western Markets Group of $21.5 million in 2004 was up $3.2 million when compared to $18.3 million in 2003, largely reflecting the contribution from the Prince George acquisition that was completed in the latter part of 2003. The increase also reflects the strong performance from a number of the Group’s products such as water treatment chemicals, which, after unseasonably low demand in the first half of 2004, enjoyed increased demand in the second half of 2004.

In 2004, gross profit for Power Generation was $4.8 million compared to $2.9 million in 2003, an increase of $1.9 million and largely the result of the revenues earned from the new projects and increased licensing activity.

Selling, General, Administrative and Other Costs (SGA)

SGA costs were $21.1 million in 2005 compared to $23.3 in 2004. Excluding the approximate $2.6 million of SGA relating to the Stablex acquisition in 2005, and the $4.3 million cost of the senior management change in 2004, the SG&A costs in 2005 were $0.5 million lower than in 2004. This reflects the lower costs associated with the long-term incentive plan while savings in 2005 related to the 2004 change in senior management were largely offset by increased legal costs during the year. In 2005, SGA costs were 34.6% of gross profit, down from 39% in 2004, excluding the cost of the senior management change.

In 2004, SGA costs were $23.3 million compared to $19.7 million in 2003, an increase of $3.6 million or 18.3%. The increase in SGA costs was due primarily to the $4.3 million cost associated with the change in senior management and the impact of the increase in the cost of the long-term incentive program, offset by cost cutting measures in the Power Generation Group. SGA as a percentage of gross profit was 47.6% in 2004 and 39%, excluding the $4.3 million cost of the change in senior management, which compares with 40.7% in 2003.

Foreign Exchange Gains and Losses

	2005	2004	2003

Year-to-date average U.S. exchange rates	1.2112	1.3024	1.4010
Closing U.S. exchange rates	1.1659	1.2036	1.3033

The Company has U.S.-based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, working capital and the U.S. denominated portion of the Senior Secured Term Loan, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. The resulting holding gains or losses are recorded in the statement of operations.

The Company recorded a $0.1 million loss during 2005 with respect to U.S. denominated working capital items compared to a gain of approximately $0.1 million for the same period in 2004. If the net monetary liability remains unchanged, a one-cent increase in the Canadian dollar would result in an approximate $0.2 million foreign exchange loss. In addition, the Company recorded a $0.6 million gain on the translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition and used to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex.

The Company’s self-sustaining U.S. operations hold U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of these self-sustaining U.S. operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

All of the Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year. With the addition of Stablex, whose U.S. denominated revenues represents less than half of its total revenues against a largely

Canadian dollar cost base, the impact of exchange fluctuations on the Company’s earnings continues to be mitigated as a large portion of its U.S. revenues have related expenses denominated in U.S. dollars. The Company’s U.S. dollar interest expense on its Senior Subordinated Notes and U.S. $15 million portion of the Senior Secured Term Loan combined with the gain or loss on the translation of the U.S. $15 million portion of the Senior Secured Term Loan reduces the effect of foreign exchange fluctuations on the U.S. dollar cash flow from operations. When combined with U.S. dollar depreciation and amortization expense, it reduces the foreign exchange exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the year ended December 31, 2005:

(In thousands of dollars)	2005

Gross Profit	(278)
SGA costs	62
Loss from operations before the undernoted	(216)
Foreign exchange on Senior Secured Term Loan	206
Depreciation and amortization of deferred charges and intangible assets	156
Net interest expense	86
Earnings before income taxes [1]	232

1.

This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

Depreciation

Depreciation expense in 2005 was $21.6 million compared to $16.9 million in 2004, an increase of $4.7 million or 27.8%. This increase is the result of depreciation related to the Fort McMurray facility that started with the commencement of revenue in January 2005 as well as depreciation, since August 16, 2005 related to the fair market value of the assets associated with the Stablex acquisition.

In 2004, depreciation expense was $16.9 million compared to $15.7 million in 2003, an increase of $1.2 million or 7.6%. This increase was attributable to depreciation relating to the Prince George property, plant and equipment acquired in 2003 partially offset by lower depreciation expense for the U.S. dollar denominated assets.

Amortization of deferred charges and intangible assets

The amortization expense for 2005 was $2.6 million compared to $0.7 million in 2004. The increase is the result of the amortization of the intangible items and deferred charges associated with the acquisition of Stablex and the related financing.

In 2004 amortization expense was $0.7 million, which is comparable to the 2003 expense.

Interest Expense, net of interest income

(In thousands of dollars)	2005	2004	2003

Interest expense	11,598	10,569	9,755
Interest capitalized	(1,693)	(4,252)	(3,738)
Interest income	(936)	(756)	(730)
Net interest expense	8,969	5,561	5,287

Net interest expense was $9.0 million in 2005 compared to $5.6 million in 2004, an increase of $3.4 million.  The increases were a result of interest paid relating to the new Senior Secured Term Loan, partially offset by the foreign exchange translation of the U.S. denominated interest expense. The decrease in capitalized interest relates to ceasing the capitalization of interest on the construction of the Fort McMurray facility when the facility began earning revenues in January 2005. This is offset by capitalized interest relating to the expansion of the Montreal facility that commenced in 2004.

In 2004, net interest expense was $5.6 million compared to net interest expense of $5.3 million for 2003, an increase of $0.3 million. The increase is primarily the result of a full year of interest expense on the long-

term loan related to the construction of the Fort McMurray facility, partially offset by lower interest costs due to the foreign exchange on the U.S. denominated interest expense.

The increase in interest income in 2005 is due to higher interest rates received on cash balances. Interest income in 2004 of $0.7 million was comparable to interest income in 2003.

Based on the level of debt at December 31, 2005 and using the interest rates at the December 31, 2005, including the U.S. denominated interest at the 2005 year-end exchange rate of 1.1659, interest expense for 2006 is expected to be approximately $14.0 million.

Income Taxes

In 2005, income tax expense was $4.0 million compared to an income tax recovery of $3.2 million in 2004. Included in 2005 is the future income tax expense of approximately $1.8 million related to changes in Quebec tax rates that were substantively enacted in November 2005, while 2004 included a future income tax recovery of approximately $3.7 million.

The overall effective rate for 2005 was 73.8%. This compares to a statutory rate of 36.1%. After removing the effect of the $1.9 million in non-cash unusual losses, the benefit of which has not been recognized, the future tax effect of the increase in Quebec tax rates and the impact of previously unrecognized losses and other minimum taxes, the overall effective rate for 2005 is approximately 34% and is expected to remain the same for 2006.

In 2004, total income tax recovery was $3.2 million compared to income tax expense of $0.8 million in 2003. An approximate $3.7 million income tax recovery was recognized in the fourth quarter of 2004 as the Company is more likely than not to realize a portion of its tax loss carryforwards with its projected earnings. When the impact of the future tax recovery is ignored, the overall effective tax rate is approximately 30% and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of previously unrecognized loss carryforwards and also Large Corporations and minimum taxes paid during 2004.

Cash taxes were approximately $0.6 million in 2005 compared to $0.8 million in 2004 and compared to $0.6 million in 2003. In 2006, cash taxes are expected to be approximately $3.0 million, reflecting the expected increase in earnings.

Net Earnings

Net earnings in 2005 were $1.4 million compared to net earnings of $4.9 million in 2004 and reflect the impact of the income taxes. Earnings before income taxes in 2005 were $5.4 million, which included an expense of $1.7 million in unusual items, mainly comprised of the $1.9 million non-cash unusual loss on the Holcim arbitration settlement. This compares with $1.7 million in 2004, which included the $4.3 million cost of the management change as well as the unusual loss of $0.7 million. Adjusting for the unusual items and the cost of the 2004 management change, earnings before income taxes were $7.1 million in 2005 compared with $6.7 million in 2004. The improved operating results from the businesses and the non-cash foreign exchange gain of $0.6 million on the translation of the U.S. $15 million Senior Secured Term Loan was offset by the higher depreciation, amortization and interest costs relating to the acquisition of Stablex.

Net earnings in 2004 were $4.9 million compared to net earnings of $6.9 million in 2003. The decline reflects the decline in earnings from the Company’s operations and the increase in depreciation offset partially by the income tax recovery.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	1st Quarter			2nd Quarter			3rd Quarter			4th Quarter
(in millions of dollars, except per share amounts)	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003

Revenue	34.8	32.4	32.0	40.8	35.2	37.2	43.4	35.1	33.9	47.5	34.3	31.9
Gross Profit	13.3	10.4	11.0	14.7	12.2	12.9	15.7	13.1	12.8	17.3	13.2	11.7
Selling, general, administrative, and other costs	4.2	4.6	5.7	4.7	4.5	4.4	5.8	4.6	4.5	6.4	9.6	5.0
Foreign exchange losses (gains) on monetary items	--	(0.1)	(1.4)	--	0.3	--	0.2	(0.2)	0.4	(0.1)	(0.1)	(0.1)
Unusual items, (gains) losses	--	--	--	--	--	--	2.0	0.1	--	(0.3)	0.5	1.4
Depreciation, including losses on disposals	5.1	4.2	4.2	5.3	4.2	3.8	5.5	4.1	3.5	5.7	4.5	4.2
Amortization of deferred and intangible assets	0.2	0.2	0.2	0.2	0.2	0.2	1.0	0.2	0.2	1.2	0.2	0.2
Foreign exchange gain on Senior Secured Term Loan	--	--	--	--	--	--	(0.6)	--	--	0.1	--	--
Interest expense	2.5	2.7	2.2	2.5	2.7	2.2	3.0	2.7	2.7	3.6	2.5	2.7
Earnings (loss) before income taxes	1.6	0.1	0.9	2.6	1.5	4.3	(0.4)	2.9	2.7	1.6	(2.8)	(0.2)
Net earnings (loss)	1.1	--	0.8	1.7	1.2	4.1	(0.9)	1.8	2.6	(0.4)	1.9	(0.6)
Basic earnings (loss) per share	0.03	--	0.02	0.05	0.04	0.13	(0.03)	0.06	0.08	(0.01)	0.06	(0.02)

Cash generated from operations before non-cash working capital	.7	4.3	5.0	7.4	5.6	8.0	7.5	6.3	6.1	8.8	3.4	5.4
Changes in non-cash operating working capital	(5.0)	0.1	9.4	2.1	(4.0)	(7.3)	5.6	1.7	3.9	(5.4)	7.8	(1.0)
Cash provided by operations	1.7	4.4	14.4	9.5	1.6	0.7	13.1	8.0	10.0	3.4	11.1	4.4

Total Assets	272.0	273.5	238.6	285.3	274.9	268.9	375.5	273.5	273.5	374.4	272.8	270.5

Review of Fourth Quarter Operating Results

Revenue for the three months ended December 31, 2005 was $47.5 million compared to $34.3 million for the same period in 2004, an increase of $13.2 million or 38.5%, largely reflecting the fees earned from the Fort McMurray facility of $2.3 million that started in January 2005 as well as the Stablex revenue of $8.9 million.

For the three months ended December 31, 2005, gross profit was $17.3 million compared to gross profit of $13.2 million for the same period in 2004, largely reflecting the contribution from the Fort McMurray facility of $1.8 million and the $5.9 million contribution from Stablex.

Earnings before income taxes for the three months ended December 31, 2005 were $1.6 million compared to a loss of $2.8 million for the same period in 2004, which included the $4.3 million cost of the management change. Therefore, earnings before income taxes were comparable to the prior year quarter as the improved gross profit in 2005 was offset by increased depreciation, amortization and net interest costs, primarily related to the Stablex acquisition and related financing. Amortization expense in the fourth quarter largely reflects changes in estimated useful lives of assets relating to the Stablex acquisition and is expected to be approximately $1.2 million in future quarters.

The Company had a net loss of $0.4 million for the three months ended December 31, 2005 compared to net earnings of $1.9 million for the same period in 2004. The income tax expense in the fourth quarter of 2005 was $2.1 million, which included $1.8 million in future tax expense relating mainly to higher Quebec income tax rates that were substantively enacted in November 2005 while the prior year quarter benefited from the recognition of a future tax recovery of approximately $3.7 million.

Cash generated by operations for the three months ended December 31, 2005 was $1.7 million compared to $11.1 million for the same period in 2004, largely reflecting the impact of changes in non-cash operating working capital. Cash generated from operations before changes in non-cash working capital for the three months ended December 31, 2005 was $8.8 million compared to $3.4 million for 2004, due mainly to the improved operating results offset partially by higher interest costs. The change in non-cash operating working capital of $7.1 million in 2005 is largely related to timing of settlement of working capital items. The decrease in non-cash operating working capital of $7.8 million in the corresponding period in the prior year was due to the increase in accrued liabilities, related largely to the cost of the change in senior management and as well as the long-term incentive plan.

Review of Quarterly Trends

The Company’s revenues are generally stable period to period. For the Industrial Services Group, volumes processed by its facilities are subject to the market demand for and seasonal variations of customers’ activities, which generally peak during the summer months. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations. For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from Power Generation’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended December 31, 2005, revenues averaged $41.6 million per quarter while for the four quarters ended December 31, 2004, revenues averaged $34.3 million per quarter. For the four quarters ended December 31, 2005, gross profit averaged $15.2 million per quarter while for the four quarters ended December 31, 2004, gross profit averaged $12.2 million per quarter. Revenues and gross profit for the four quarters ended December 31, 2005 are higher than the historical averages and are largely the result of the fees earned in 2005 from the Fort McMurray facility as well as revenues and gross profit contributed by Stablex since the acquisition.

The SGA for the third and fourth quarters of 2005 includes SGA relating to Stablex since acquisition while the fourth quarter of 2004 included $4.3 million for the cost of the change in senior management. When these quarters are adjusted for these costs, SGA averaged $4.7 million over the last eight quarters with fluctuations between quarters reflecting the timing of certain costs and the increase in the last two quarters of 2005 related to the Stablex acquisition.

The depreciation expense for 2005 reflects depreciation from the Fort McMurray facility that started with the commencement of revenue in January of 2005. The increase in depreciation expense in the third and fourth quarters of 2005 reflects depreciation associated with the fair market values of the assets acquired as part of the Stablex acquisition.

The increase in amortization of deferred and intangible assets in the last two quarters of 2005 reflects the amortization associated with the deferred costs and intangible assets relating to the Stablex acquisition.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital which typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. Given the size of the Company and the significant planned expansion capital expenditures, it is not unusual for the Company to experience temporary fluctuations from quarter to quarter in working capital. The change in non-cash operating working capital in the third and fourth quarters of 2005 was largely related to the timing of the settlement of working capital items and similarly for the first and second quarters of 2003. The change in the fourth quarter of 2004 and the first quarter of 2005 was related largely to the increase in accruals relating to the costs of the change in senior management and subsequent settlement in the following quarter.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA.” It is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

(In thousands of dollars) 2005	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	29,344	20,047	(565)	(10,226)	38,600
Depreciation, including loss on disposal	18,474	2,367	515	207	21,563
Amortization of deferred charges and intangible assets	2,167	--	--	474	2,641
Interest expense	--	--	--	11,598	11,598
Interest capitalized	--	--	--	(1,693)	(1,693)
Interest income	--	--	--	(936)	(936)
Earnings before income taxes	8,703	17,680	(1,080)	(19,876)	5,427
Income taxes	--	--	--	4,006	4,006
Net earnings	8,703	17,680	(1,080)	(23,882)	1,421

(In thousands of dollars) 2004	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	20,425	20,125	368	(15,989)	24,929
Depreciation, including loss on disposal	13,517	2,294	892	261	16,964
Amortization of deferred charges and intangible assets	657	--	--	51	708
Interest expense	--	--	--	10,569	10,569
Interest capitalized	--	--	--	(4,252)	(4,252)
Interest income	--	--	--	(756)	(756)
Earnings before income taxes	6,251	17,831	(524)	(21,862)	1,696
Income taxes (recovery)	--	--	--	(3,204)	(3,204)
Net earnings	6,251	17,831	(524)	(18,658)	4,900

(In thousands of dollars) 2003	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	24,392	16,936	(2,782)	(9,138)	29,408
Depreciation	12,976	1,558	1,001	192	15,727
Amortization of deferred charges and intangible assets	667	--	--	59	726
Interest expense	--	--	--	9,755	9,755
Interest capitalized	--	--	--	(3,738)	(3,738)
Interest income	--	--	--	(730)	(730)
Earnings before income taxes	10,749	15,378	(3,783)	(14,676)	7,668
Income taxes	--	--	--	810	810
Net earnings	10,749	15,378	(3,783)	(15,486)	6,858

EBITDA in 2005 was $38.6 million compared to $24.9 million for 2004. EBITDA in 2005 included the unusual loss of $1.7 million, while 2004 EBITDA included an unusual loss of $0.7 million and the $4.3 million cost of the change in senior management. As a percentage of revenue, EBITDA was 23.2% for 2005 compared to 18.2% in 2004, or 21.8% excluding the impact of the unusual loss and the senior management change. The improved results are due to the 2005 contribution from Industrial Services Group’s Fort McMurray facility and Stablex, and another strong performance from the Western Markets Group. Power Generation had a positive performance before the impact of unusual losses of $1.7 million, largely related to the settlement of the arbitration.

In 2004, EBITDA was $24.9 million compared to $29.4 million for 2003. EBITDA included unusual losses of $0.7 million and $1.4 million in 2004 and 2003 respectively, and 2004 included the $4.3 million cost of the change in senior management. As a percentage of revenue, EBITDA was 18.2% in 2004 or 21.8% excluding the impact of the unusual loss and the senior management change compared to 21.8% in 2003. The contribution from the Prince George acquisition in Western Markets and the improvement in Power Generation were offset by the return to historical prilled sulphur margins, the impact of foreign exchange on the translation of U.S. earnings of Industrial Services, and foreign exchange on the translation of U.S. denominated net working capital included in Corporate Support.

Corporate Support costs were $10.2 million in 2005, $16.0 million in 2004 and $9.1 million in 2003. In 2004, Corporate Support costs included $4.3 million in costs associated with the change in senior management. Before the impact of the foreign exchange gains and losses, unusual items and the 2004 change in senior management, Corporate costs were $10.6 million in 2005, $11.3 million in 2004 and $10.5 million in 2003.

(In thousands of dollars)	2005	2004	2003

Corporate costs	10,663	15,548	10,458
Unusual items	--	502	737
Foreign exchange losses (gains) on working capital items	118	(61)	(2,057)
Foreign exchange gain on Senior Secured Term Loan	(555)	--	--
Corporate Support costs	10,226	15,989	9,138

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $374.4 million at December 31, 2005 compared to $272.8 million at December 31, 2004 with the increase primarily the result of the Stablex acquisition.

Accounts receivable increased by $6.0 million to $27.9 million from the December 31, 2004 balance of $21.9 million reflecting the receivables associated with the Stablex acquisition.

The net book value of property, plant, and equipment at December 31, 2005 increased to $206.3 million from the December 31, 2004 balance of $152.4 million with approximately $24.3 million of the increase relating to the fair market value of the assets relating to the Stablex acquisition. The remaining increase is the result of capital additions during 2005 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets, the effect of which is recorded in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Deferred charges increased by $4.2 million to $5.2 million from the December 31, 2004 balance of $1.0 million. The acquisition of Stablex contributed $4.4 million to the increase with $2.6 million related to the deferred financing costs associated with the new senior secured credit facility offset by amortization expense.

Intangible assets increased to $29.5 million from the December 31, 2004 balance of $2.6 million. As part of the acquisition of Stablex, the Company recognized intangible assets relating to the technology, customer relationships, operating certificates and permits, trade names and other intangible assets. This increase was offset by the amortization of intangibles over the estimated useful lives of 3 to 13 years.

Goodwill increased to $75.4 million from the December 31, 2004 balance of $45.5 million with approximately $31.2 million of the increase relating to the Stablex acquisition. The remaining goodwill was unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill.

Total current liabilities increased by approximately $10.5 million to $43.1 million from the December 31, 2004 balance of $32.6 million. The Stablex acquisition accounted for approximately $4.8 million of the increase with the remaining increase the result of higher income taxes payable, deferred revenues, as well as higher accrued capital expenditures relating to the Montreal expansion.

Total debt at the end of the third quarter of 2005 was $178.8 million, up $65.7 million from the December 31, 2004 balance of $113.1 million. Although the Company increased its long-term debt by $70.0 million at the time of the Stablex acquisition, the stronger Canadian dollar had a favourable impact on the U.S. denominated Senior Subordinated Notes of approximately $2.3 million and $0.6 million on the U.S. portion of the new Senior Secured Term Loan. Also, the payments of principal on the First Treasury Long-term Loan commenced in January 2005 and amounted to $1.5 million as of December 31, 2005.

The increase in deferred revenues is attributable to the project activities in the Power Generation Group.

The increase in employee future benefits is the result of the Stablex acquisition.

Other liabilities increased by $1.3 million to $9.8 million from the December 31, 2004 balance of $8.5 million, largely relating to the Stablex acquisition.

The increase in the future tax liability is largely the result of the fair market value increase relating to the Stablex acquisition not being deductible for tax purposes and the impact of the change in tax rates in Quebec.

Financial Condition

	2005	2004

Cash including cash held in trust (in millions of dollars)	$ 23.0	$ 44.8
Debt (in millions of dollars)	$ 178.8	$ 113.1
Net debt [1] (in millions of dollars)	$ 155.8	$ 68.3

Debt to equity	1.7x	1.1x
Net debt to gross profit [2]	2.6x	1.4x
Net debt to equity	1.5x	0.7x
Interest coverage (Gross Profit [2] to interest expense 2)	5.3x	4.6x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the year then ended.

Cash and cash equivalents excluding restricted cash at the end of 2005 were $12.7 million compared to $30.9 million at the end of 2004, with excess cash invested in short-term, interest-bearing deposits. The decline reflected cash and cash flow from operations used to support the $45.6 million investment to the end of 2005 in the Montreal expansion.

Cash held in trust largely relates to restricted funds held as part of the Fort McMurray financing and was $10.3 million at the end of 2005 compared to $13.9 million at the end of 2004, the decrease reflecting the capital spend on the Fort McMurray project.

On August 16, 2005, Marsulex completed a $100.0 million senior secured credit facility with a syndicate of banks and incurred $2.6 million in related financing expenditures. The facility provides for an $80.0 million Senior Secured Term Loan and a $20.0 million Revolving Credit Facility carrying variable rates of interest and secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. At the time of the acquisition of Stablex, $70.0 million of the Senior Secured Term Loan was drawn to fund the purchase. The remaining $10.0 million of the term loan was undrawn at the end of the year and is available for general corporate purposes until August 16, 2006, after which undrawn amounts will be cancelled. The Revolving Credit Facility has been established for general corporate purposes and was undrawn at the end of the year. The term loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A portion of the Senior Secured Term Loan is denominated in U.S. dollars and has been translated into Canadian dollars at rates in effect at the balance sheet date. A foreign exchange gain on the U.S. dollar portion of the Senior Secured Term Loan of $0.6 million was recorded during 2005.

During the second quarter of 2003, the Company obtained long-term financing for the construction of the Fort McMurray facility and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facility progresses. As of December 31, 2005, $30.5 million in cash was drawn from the account to fund the capital expenditures made by the Company on the project, leaving a balance of $9.5 million held in trust and recorded separately in current assets as cash held in trust. Of this balance, $1.0 million will be used to fund the remaining capital commitments, which includes the costs of commissioning and start-up of the facility. Under the terms of the agreement, $7.5 million of the funds are required to remain in trust until the facility is successfully commissioned and started up, at which time it will become available for general use. The financing is secured by the assets of a wholly-owned subsidiary of the Company and by a general guarantee from the Company until the successful start-up of the facility as defined under the terms of the loan agreement, at which time the general guarantee will be released and the loan will be secured by the subsidiary’s assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility. The loan bears interest at a fixed rate of 7.3% per annum and in January 2005, the Company began making scheduled monthly repayments due over 15 years.

The Company generates positive cash flows from operations which are used to meet its debt obligations. The positive cash flows together with the recently arranged credit agreement will be used to fund its current capital expenditures commitments and its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

The financial leverage ratios may increase slightly in the short term and will reduce over the next year with the full year contribution from Stablex and the commencement of earnings from the Montreal expansion.

On June 2, 2005, Moody’s Investors Service affirmed the credit rating of the Company of Ba3 Senior implied rating and B2 subordinated debt ratings with a stable ratings outlook. Subsequently on November 3, 2005 Standard & Poor’s affirmed all the ratings on the Company, including the long-term corporate credit rating of BB- and the rating on the Senior Subordinated Notes of B, and revised its outlook on the Company to stable from negative, noting the improved liquidity as well as an expectation of higher earnings over the next couple of years. This reflects the Company’s solid base of established long-term contracts and improved cash flows coupled with the Company’s leveraged position.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $6.5 million at December 31, 2005 compared to negative $4.7 million at December 31, 2004 and is primarily the result of the increase in payables and accrued liabilities relating to the timing of capital expenditures. The Company’s cash on hand and positive cash flows in conjunction with the undrawn portions of the Senior Secured Term Loan and Revolving Credit Facility provide the Company with sufficient working capital to meet its financial commitments. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt was 0.84:1 in 2005 compared to 0.84:1 in 2004.

Share Capital Outstanding

	As at February 27, 2006	2005	2004

Number of common shares	32,599,898	32,409,898	31,696,398
Number of options	1,148,265	1,338,265	2,051,765
Closing share price	$8.00	$7.90	$7.00

During 2005, the Company issued 713,500 common shares for cash proceeds of $2.1 million upon the exercise of stock options. Subsequent to December 31, 2005, the Company issued 190,000 common shares for cash proceeds of $0.9 million upon the exercise of stock options.

The Company’s Long-term Incentive Plan provides Performance Share Units to certain employees and key persons and replaces the discontinued stock option plan. Under the plan, the Board of Directors grants the total number of units and establishes the performance criteria and the grant period which is typically three years. The compensation expense associated with the awards earned over the grant period as well as the subsequent changes in the market value of the underlying common shares is recorded as part of SGA.

(In thousands of dollars)	2005	2004	2003

Long-term Incentive Plan	1,922	2,454	1,065

In 2005, the cost of the Long-term Incentive Plan of $1.9 million decreased $0.6 million from 2004 as a result of the lower salary base offset by the increase in the market value of the Company’s shares.

The costs of the Long-term Incentive Plan increased by $1.4 million in 2004 over 2003 and this was due to 2003 being the second year of the plan with two-thirds of the normal annual cost and the impact of the higher market value of the Company’s shares.

The Company’s share price closed at:

	As at February 27,	December 31,
	2006	2005	2004	2003

Closing share price	$8.00	$7.90	$7.00	$5.15

Contractual Commitments

(In thousands of dollars)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value Dec 31, 2005

9. 625% Senior Subordinated Notes [1]	--	--	70,848	--	--	--	70,848	71,025
7.3% Long-Term Loan [2]	1,641	1,765	1,898	2,040	2,195	28,935	38,474	39,086
Senior Secured Term Loan [3]	--	13,340	56,105	--	--	--	69,445	69,445
Interest on loans [4]	14,045	13,920	7,956	2,354	2,200	10,623	51,098	51,098
Operating leases and other Commitments	3,625	3,122	2,434	1,222	401	344	11,148	11,148

1.

The Senior Subordinated Notes are denominated in U.S. dollars and converted at the December 31, 2005 closing rate of 1.16591. The Notes mature on June 28,2008 and are redeemable at the option of the Company at specified redemption premiums. Interest is paid on June 30 and December 31 of each year until maturity.

2.

On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the construction of the Fort McMurray facility and is secured by the subsidiary’s assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary’s assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with monthly repayments of principal, which commenced in January 2005, due over 15 years.

3.

On August 16, 2005, Marsulex completed a $100 million senior secured credit facility with a syndicate of banks. The facility provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility carrying variable rates of interest and secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. At December 31, 2005 the loans carried the following rates of interest:

U.S. LIBOR loan (U.S. $15 million) - (4.37%) plus 250 basis points
Cdn. Bankers’ Acceptance loan – (3.4%) plus 250 basis points
Cdn. Prime rate loan – (5.00%) plus 150 basis points

4.

Interest on U.S. denominated loans is calculated using the December 31, 2005 closing rate of 1.1659.

During 2005, the Company completed its fixed price commitment totalling $32.5 million, including approved change orders, to purchase equipment and services relating to the construction of its Fort McMurray facility that began earning revenues at the beginning of 2005.

Purchase commitments relating to the Company’s expansion of the Montreal facility at the end of December 31, 2005 were $51.8 million (2004 – $13.0 million). To the end of December 31, 2005, $45.6 million (2004 – $3.9 million) has been recorded as part of facilities under construction in property, plant and equipment.

Other commitments at December 31, 2005 include:

(In thousands of dollars)	2005

Net post-retirement benefits liability	2,186
Asset retirement obligations	1,524
Other liabilities	8,271
Future tax liability	29,537

Off Balance Sheet Arrangements

All of the Company’s subsidiaries have been consolidated and are reflected in the Company’s financial statements.  The Company does not have any off balance sheet arrangements.

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement, the Company incurred fees of $0.4 million in each of 2005, 2004 and 2003.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During 2005, $4.9 million in fees were incurred for services provided by those firms compared to $3.9 million in 2004 and $3.4 million in 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

(In thousands of dollars)	2005	2004	2003

Cash provided by operations before changes in working capital	30,433	19,650	24,539
Decrease (increase) in non-cash working capital	(2,708)	5,529	4,962
Cash provided by operations	27,725	25,179	29,501

In 2005, the Company generated $27.7 million in cash provided by operations compared to $25.2 million in 2004.  The increase was the result of the increased operating earnings.

In 2004, the Company generated $25.2 million in cash provided by operations compared to $29.5 million in 2003, a $4.3 million decrease. The decrease was due to the lower earnings before tax and minority interest. The decrease in non-cash working capital in 2004 was $5.5 million compared to $5.0 million in 2003. The 2004 decrease in non-cash working capital was primarily the result of the accruals relating to the cost of the change in senior management and the increase in the long-term incentive program.

Cash and cash equivalents at the end of December 31, 2005 were $12.7 million, down $18.2 million from $30.9 million at December 31, 2004. Cash on hand and cash generated from operations, along with the cash received from the issuance of capital stock and the arbitration settlement, were utilized to fund the investment in the Montreal facility expansion, the repayment of the Fort McMurray project financing, and a portion of the costs related to the Stablex transaction and financing. The acquisition of Stablex was funded largely through the Senior Secured Term Loan.

Under the agreements with Petro-Canada and Shell Canada Products, the fees relating to the approximately $60 million expansion of the Company’s Montreal processing facility began in January of 2006. The expansion is expected to be substantially completed by mid-year 2006 with revenue recognition and the related earnings expected to commence in the third quarter. The remaining capital spend largely occurring in the first half of the year may cause the Company’s cash balances to temporarily decline. However, the cash flow from operations, and the fees received along with the undrawn portions of the Senior Secured Term Loan and Revolving Credit Facility, provide the Company with sufficient flexibility to support its financial commitments.

Capital Expenditures

(In thousands of dollars)	2005	2004	2003

Expansion projects	45,889	7,896	25,967
Maintenance capital	6,970	6,731	6,616
Total capital expenditures	52,859	14,627	32,583

Capital expenditures in 2005 include $4.7 million accrued for capital costs not yet paid.

In 2005, capital expenditures were $52.9 million compared to $14.6 million in 2004. The increases were largely due to spending related to the expansion of the Montreal Facility. The Company also incurred $0.8 million in expenditures relating to the excavation of placement cells which are included as part of deferred charges and are not included in the above capital expenditures.

During 2004, capital expenditures were $14.6 million compared to $32.6 million in 2003. The $18.0 million decrease was primarily due to the completion of the Fort McMurray facility offset by the start of the Montreal expansion.

The Company completed the construction of its Fort McMurray facility on schedule in September 2003 and is now maintaining the plant in readiness for commissioning and start-up when Syncrude’s UE-1 project is completed. Syncrude reimbursed the Company for its carrying costs during the period between the completion of construction and the commencement of fees. Under the Company’s agreement with Syncrude, the Company began receiving fees in January 2005. At December 31, 2005, the Company had spent $55.6 million compared to the total budget of $56.6 million.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facility’s capacity by approximately 50%. Construction of the project is scheduled for completion in mid-2006. To the end of December 31, 2005, $45.6 million of the approximate $60 million expansion had been recorded as part of facilities under construction in property, plant and equipment.

Acquisitions

On August 16, 2005, the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The purchase price was $71.2 million before acquisition costs of approximately $2.5 million, financed through amounts drawn on the new credit facilities entered into by the Company. The results of operations have been consolidated from the date of acquisition.  The acquisition has been accounted for using the purchase method of accounting. The purchase price allocation, including acquisition costs, is as follows:

Cash	$ 1,878
Current assets	6,482
Future tax assets	876
Property, plant and equipment	24,318
Placement cells	1,289
Intangibles	29,028
Goodwill	31,170
Current liabilities	(6,854)
Other long-term liabilities	(2,054)
Future tax liabilities	(12,443)
Total Purchase Price	$ 73,690

The purchase price equation includes $1.2 million for expenditures accrued but not yet paid as of December 31, 2005.

LITIGATION

On August 15, 2005 the Company brought a legal proceeding against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, “Chemtrade”). In the Company’s statement of claim, it alleges that Chemtrade’s recent acquisition of Peak Sulfur, Inc. and Peak Chemical, LLC breaches a non-competition agreement between the Company and Chemtrade entered into at the time of Chemtrade’s initial public offering in July 2001. The statement of claim also alleges that Chemtrade is in breach of a service agreement with respect to pooling its insurance requirement with those of the Company in order to obtain favourable insurance coverage and premiums. The Company’s action also sought certain declarations that a number of agreements entered into between the parties were no longer of any force or effect as a result of Chemtrade’s breaches of the non-competition agreement. The Company is seeking damages for the alleged breaches of contract in the amount of $72.8 million, as well as other relief.

On September 27, 2005 the Company received a statement of defense and counterclaim from Chemtrade. The statement of defense from Chemtrade denies that it has breached the non-competition agreement or the service agreement. The counterclaim by Chemtrade seeks declarations that the Company has breached a number of agreements, including non-competition agreement entered into by Marsulex in favour of Chemtrade, damages of up to $20.0 million for the alleged breach by the Company of those agreements and injunctions against further breaches of such agreements or damages of up to $67.8 million in lieu of injunctions, along with punitive or exemplary damages, interest and costs. The counterclaim alternatively seeks the return of alleged consideration of $30.6 million paid to the Company if a court finds that the agreements entered into between the parties are no longer of any force or effect and the Company is relieved of its obligations under those agreements. Management of the Company regards Chemtrade’s claim to be without merit.

RISKS & UNCERTAINTIES

Following is a description of the risk factors that affect the Company's business, and ultimately, its profitability.  Management's responsibility is to mitigate risk to the extent possible, in order to maximize shareholder value.

Reliance on Customers

The business of the Company is dependent on the production of a number of by-products and waste streams by its industrial customers. As environmental regulations become more demanding, the need for by-product and waste streams management, regeneration, disposal, storage, removal, and conversion has increased. Thus, the trend in North America is for continuing growth in demand for the Company's services, although there can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to produce by-products and waste streams which drive their demand for the Company’s services.

Services provided, and products handled from the Company’s major customer accounted for 10.0% of the Company’s total 2005 revenue (2004 – 9.6%; 2003 – 10.3%), the loss of which could have a significant impact on the Company.

Competition

The Company operates in competitive markets, and some of its competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that the Company serves.

Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than the Company. The Company believes it benefits from its strategically located facilities, its long-term relationships and contracts with its customers and from its technical skills, innovation, and value-added technologies. However, there can be no assurances that the Company will be able to compete effectively with its competitors and competitive pressures may harm the Company’s business. Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than the Company.

New Products and Services

The Company has made investments in the development and commercialization of new products, technologies and services. Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish, if at all, and are subject to business and competitive risks. If the Company is unable to develop and market new products in a timely fashion, or at all, the Company may not be able to compete successfully.

Proprietary Technology

The Company relies on a combination of patents, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may obtain and use information that the Company regards as proprietary. Policing unauthorized use of such proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company does business may not protect its proprietary rights to the same extent as the laws of the United States or Canada. There can be no assurance that the Company will be successful in protecting its proprietary rights.

Further, the industry in which the Company competes has many participants who own, or claim to own, intellectual property. From time to time, a third party may claim that the Company infringes such third party's intellectual property rights or may challenge the Company's rights to its own intellectual property. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property.  Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to the Company, if available at all.

Acquisitions

A substantial part of the Company's growth has come through acquisitions. The success of acquisitions will depend in part on the Company's ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies.  If the Company fails to meet the challenges involved in integrating the operations of its acquisitions, it may not realize anticipated benefits or synergies of the acquisitions, which could adversely affect operating results.

Future acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures, any of which could have a material adverse effect on the Company's business.

Recent and any future acquisitions involve a number of risks, including:

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the Company’s ability to integrate the acquired business;

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diversion of management attention;

♦

impairment of goodwill adversely affecting net earnings;

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the Company's ability to retain the management or other key employees of the acquired business;

♦

the Company's ability to establish uniform standards, controls, procedures and policies;

♦

the Company's ability to retain customers of the acquired companies;

♦

exposure to legal claims for activities of the acquired business prior to the acquisition;

♦

damage to the Company's reputation as a result of performance or customer satisfaction problems relating to an acquired business;

♦

the performance of any acquired business could be lower than anticipated.

New Financing

The Company continues to actively pursue growth initiatives and may enter into commitments in advance of securing financing. This may require the Company to seek additional financing to supplement its current cash balances and internally generated cash flows in order to finance these commitments. Therefore, the Company is at risk as to the availability of new credit and the associated interest rates.

Foreign Exchange

As the Company has U.S.-based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 42.3% of the Company’s 2005 revenue (2004 – 44.5%; 2003 – 42.9%) was in U.S. dollars. Ignoring the foreign exchange impact on U.S. denominated working capital items, at present, a one-cent increase in the value of the Canadian dollar would negatively impact gross profit by approximately $0.3 million. The Company’s debt and related interest expense is in U.S. dollars and offsets the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net earnings to foreign exchange fluctuations. A one-cent increase in the value of the Canadian dollar positively impacts net earnings before tax by approximately $0.2 million.

The Company has self-sustaining operations holding U.S. dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the U.S. dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders’ equity on the balance sheet.

Commodity Prices

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause the Company to lower selling prices in order to retain the volume.

The Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer.

Although the Company plans to continue entering into new contracts and renegotiating existing contracts that include minimum volume requirements or guaranteed fees in order to increase the stability of its cash flows, there can be no assurance that the Company will be successful in renegotiating existing contracts or entering into new contracts with these terms. In 2005, these types of arrangements represented 59.7% of the Company’s gross profit (2004 – 62.5%).

Interest Rates

The interest rate on the Company's Senior Subordinated Notes and the Long-term Loan are fixed under contractual agreements and bear interest of 9.625% and 7.3% per annum, respectively.

(In thousands of dollars)	2006	2007	2008	2009	2010	Thereafter	Total

9.625% Senior Subordinated Notes	--	--	70,848	--	--	--	70,848
7.3% Long-Term Loan	1,641	1,765	1,898	2,040	2,195	28,935	38,474

Weighted average for Senior Subordinated Notes and Long-Term Loan	8.8%	8.8%	8.1%	7.3%	7.3%	7.3%

The Senior Secured Term Loan, maturing in 2008 is subject to near-term interest rate fluctuations as interest is variable. The loan can be drawn as LIBOR, Bankers’ Acceptance and prime loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A 1% decrease in LIBOR, Bankers Acceptances and prime rate would reduce the Company’s interest payments by US$150,000, $515,000 and $5,000, respectively.

Labour

The Company had 334 employees, including 260 in Canada and 74 in the U.S. at December 31, 2005 (2004 – 186 employees; 2003 – 180 employees). The increase over 2004 primarily relates to the Stablex acquisition in August 2005.

The Company has 47 unionized employees at four sites, represented by three unions through three collective agreements. The Collective Bargaining Agreement with the Communications, Energy and Paperworkers Union at the Company’s Fort Saskatchewan Sulphides plant, which expired March 31, 2005, was successfully renegotiated, and no work stoppages occurred in 2005 as a result of unresolved labour issues. The Company also negotiated its first collective agreement with the Communications, Energy and Paperworkers Union at its Fort Saskatchewan Customer Service Centre effective April 4, 2005.

The Company satisfactorily resolved two formal grievances with its unions and one grievance remained outstanding at the end of 2005.

The Collective Bargaining Agreement with the International Union of Operating Engineers in the Company’s Prince George plant is set to expire on June 30, 2006.

Further, while the Company has not suffered any loss of production due to work stoppages by its employees in recent years, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company’s suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company’s suppliers or customers will not have a material adverse effect on the Company’s business.

Environment

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2005, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also undergoes periodic external assessment of its management systems and practices in accordance with the Reverification Protocol of the Canadian Chemical Producers’ Association’s Responsible Care® initiative. Conducted approximately every three years after the initial verification of Responsible Care-In-Place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

The Company’s Montreal facility was one of four Quebec organizations honoured to receive the 2004 EcoGESte Award for controlling and reducing greenhouse gas emissions. Presented by Environnement Québec in the Small and Mid-sized Business category, the facility was recognized for its reduction in greenhouse gas emissions and energy efficiency improvements.

The Environmental, Health & Safety Committee of the Board of Directors meets regularly to, among other things; review the Company's performance against the Company's environmental, health, safety and training policies and practices. The Committee also works with management to prioritize capital expenditures related to environmental risk management and regulatory compliance.

Notices and Findings of Violation have been issued against the Company by federal regulators with respect to the Company’s Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which was sold to Chemtrade Logistics Inc. (“Chemtrade”). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation.  The Company believes that the Cairo facility is in material compliance with regulations issued by the State of Ohio as those regulations relate to allegations of federal regulators, and that the State has issued lawful permits consistent with those regulations governing the operation of the Cairo facility.

In the opinion of management, environmental compliance cost and penalties for both the Cairo and Toledo facilities, if imposed by federal regulators, will not have a material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

The Company may be subject to further environmental liabilities of which management is not currently aware which may have a material impact on the business or financial condition of the Company.

Health and Safety

A safe workplace has always been a primary objective of the Company, whereby the goal is to encounter zero incidents of occupational injury or illness among employees and the contractors engaged at the Company’s facilities.

The Company was disappointed with its safety performance in 2005, when benchmarked against Total Recordable Injuries.  However, such setbacks are viewed to be temporary and not unusual as a company acquires new facilities, which may not be accustomed to the Recordable standard to which Marsulex measures.  Management is confident it can return to the performance levels previously enjoyed as it continues its pursuit of excellence in safety.

As a member of the Canadian Chemical Producers’ Association since the Company’s inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care®. Through its Codes of Practice and the Company’s EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders. The Marsulex Toledo, Ohio facility was recognized by the Ohio Chemistry Technology Council (OCTC) and received the OCTC 2005 Excellence in Environmental, Health, Safety and Security Performance Award for its continued improvement in these areas.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies, which are disclosed in the Significant Accounting Policies note (Note 1 of the audited financial statements), are in accordance with Canadian generally accepted accounting principles and are applied on a consistent basis. High-quality financial statements require rigorous application of accounting policies. Management uses judgement in selecting policies for which alternative methods exist and in the application of those accounting policies. The policies discussed below are considered by management to be critical to an understanding of the Company’s financial statements because their application places the most significant demands on management’s judgement, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. The estimates used by management are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The results of the Company’s ongoing evaluation of these estimates form the basis for making judgements about the carrying value of assets and liabilities and the reported amounts for revenue and expenses. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company’s financial condition.

Depreciation and amortization

Expenditures associated with property, plant and equipment are capitalized and depreciated using the straight-line method over the estimated economic useful lives of the related assets or where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts. The estimated economic useful lives are based on experience and current technology which may be extended through capital and maintenance programs. Therefore the estimated economic useful lives are periodically reviewed and the depreciation rates adjusted where appropriate prospectively.

Intangible assets include the estimated value at the date of acquisition of long-term contractual customer relationships, technology, customer relations, certificates and permits, a trade name and the cost of other intangible assets. These assets are amortized over a period of the estimated economic useful lives of the related assets, which is based on experience and management’s best estimates using information currently available. The estimated economic useful lives are periodically reviewed and the amortization rates adjusted where appropriate prospectively.

Impairment of Long-lived assets, including Goodwill

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate the related carrying amount may not be recoverable. An asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. Management’s assessment was based on projected future cash flows using EBITDA and capital expenditures that are consistent with management’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for non-current assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

The Company assesses goodwill at the reporting unit level and has determined no impairment has occurred in the value of goodwill during 2005. The assessment is based on determining the fair value of the Company’s reporting units based on using valuation methods which are based on the reporting unit’s projected EBITDA and earnings multiples.  Management reviews these assumptions annually taking into account the business conditions at that time and changes to the Company’s business strategy. There is no certainty that the assumptions used by management will develop exactly as forecasted or that the expected earnings multiples will be achieved.

Employee Future Benefits

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s discount rate as well as the best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For 2005, the Company used the following factors:

Discount rate	6.0%
Expected plan investment performance	7.0%
Salary escalation	4.0%
Expected health care cost increase	13% declining to 8%

Material changes in pension and other post retirement benefit costs may occur in the future due to changes in these assumptions, differences between actual experience and the assumptions used and changes in the benefit plans.

Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on market rates of high quality debt instruments at the measurement date and inflation assumption consistent with the discount rate. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor, as defined by Canadian GAAP, represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined at the measurement date based on a consistent framework from measurement date to measurement date. It is reasonable to assume that there will be a variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year. Over the long-term, cumulative pension expense is expected to produce a reasonable reflection of the costs associated with the pension program.

A 0.5% change in the return on assets assumption would result in an approximate $0.1 million change in the annual pension expense. Changes to the return on assets assumption would have no significant effect on funding requirements, as our required contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements.

Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. A 0.5% increase or decrease in the discount rate assumption would result in an approximate $0.1 million change in annual pension expense.

Asset Retirement Obligations

The Company recognizes the fair value of a future asset retirement as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. It includes the Company’s properties that are on leased land, which revert back to the lessor and where the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. The asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The Company's operations are also subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States. Accruals have been made in specific instances where management has determined it is probable that liabilities for remediation costs will be incurred and where such liabilities can be reasonably estimated. The assumptions used by management are based on discussion with regulatory authorities, laws and regulations, third party consultants and management’s judgement and there can be no assurance the actual remediation costs will not differ from such estimates.

The accounting estimates related to environmental and closure costs are critical accounting estimates because (i) the Company will not incur most of these costs for a number of years, requiring management to make estimates over a relatively long period; (ii) reclamation and closure laws and regulations could change in the future or circumstances affecting the Company’s operations could change, either of which could result in significant changes to the Company’s current plans and future costs; and (iii) calculating the fair value of the Company’s asset retirement obligations requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine its long-term credit-adjusted, risk-

free interest rates and to determine market risk premiums that are appropriate for the Company’s operations over long periods of time.

Tax Asset Valuation

The provision of income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s 2005 financial statements. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and the future tax assets and liabilities for the future tax consequences of events that have been recognized in the 2004 financial statements or tax returns. In determining both the current and future components of income taxes, management interprets tax legislation in a variety of jurisdictions as well as makes assumptions about the expected timing of the reversal of future tax assets and liabilities.

The Company has developed a forward oriented multi-jurisdictional tax model to assess future taxes and to determine its tax planning strategies. Management uses judgement in determining the assumptions about the Company’s future profitability, tax rates, and capital position that are used in the model. As part of assessing its future taxes, management also assesses the likelihood that the future tax assets will be realized and to the extent it is more likely than not that the tax asset will be realized, a valuation allowance against these assets is not recognized. There can be no assurance that the assumptions used by management will develop as predicted and not have a material impact on the Company’s assessment of its future taxes and the valuation allowance. If management’s interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income taxes could increase or decrease in future periods.

CHANGES IN ACCOUNTING POLICIES FOR 2005

Non-Monetary Transactions

In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, replacing Handbook Section 3830. This new section establishes standards for the measurement and disclosure of non-monetary transactions. Generally, it requires an asset or liability exchanged or transferred in a non-monetary transaction to be measured at fair value. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

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the transaction lacks commercial substance (replacing the "culmination of the earnings process" of the previous section);

♦

the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

♦

neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

♦

the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company does not believe the adoption of the new Section 3831 will have a material impact on the financial statements.

Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)

In September 2005, the CICA issued EIC-156, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), addressing how a vendor should account for consideration given to a customer or reseller of a vendor’s product. It requires that any cash consideration (including sales incentive) given by a vendor should be considered as a reduction of selling prices of a vendor’s products or services and, therefore characterized as a reduction of revenue, unless certain conditions are met, in which case it would be characterized as a cost incurred. If the consideration consists of a “free” product or service, or anything other than cash or equity instruments, the consideration should be characterized as an expense, as opposed to a reduction of revenue and should be classified as cost of sales. The requirements under this abstract should be applied retroactively, with restatement, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The Company does not believe the adoption of the new standard will have a material impact on the financial statements.

Accounting for Conditional Asset Retirement Obligations

Draft Abstract D54, Accounting for Conditional Asset Retirement Obligations, was issued in December 2005 and provides guidance on when a conditional asset retirement obligation should be recognized in accordance with CICA Handbook section 3110, Asset Retirement Obligations. Specifically, it addresses when a conditional asset retirement obligation should be recognized; what constitutes sufficient information to reasonably estimate the fair value of conditional asset obligation; and when the conditional obligation should be recognized if sufficient information to reasonably estimate the asset retirement obligation is not available when the liability is incurred. The proposed Abstract should be applied on a retroactive basis to interim and fiscal periods ending after March 31, 2006. The Company does not believe the adoption of this draft abstract will have a material impact on the financial statements.

OUTLOOK

Marsulex expects to achieve further growth in 2006, primarily from the contribution of Stablex for a full year, and from the Montreal expansion, which is expected to begin contributing to earnings in the second half of 2006.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com .. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

March 2, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance